650 Page Mill Road Palo Alto, CA 94304-1050 PHONE 650.493.9300 FAX 650.493.6811 www.wsgr.com

September 6, 2013

Via EDGAR and Overnight Delivery

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel

Kate Beukenkamp

Dean Suehiro

Claire DeLabar

Re:	Twitter, Inc.

Amendment No. 1 to

Draft Registration Statement on Form S-1

Submitted August 21, 2013

CIK No. 0001418091

Ladies and Gentlemen:

On behalf of our client, Twitter, Inc. (“Twitter” or the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated August 30, 2013, relating to the above referenced Amendment No. 1 to Draft Registration Statement on Form S-1 submitted to the Commission on August 21, 2013 (the “Registration Statement”). We are concurrently submitting via EDGAR this letter and a revised draft of the Registration Statement. For the Staff’s reference, we are providing to the Staff by overnight delivery copies of this letter as well as both a clean copy of the revised draft of the Registration Statement and a copy marked to show all changes from the version confidentially submitted on August 21, 2013.

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. Except for page references appearing in the headings and Staff comments below (which are references to the Registration Statement submitted on August 21, 2013), all page references herein correspond to the page of the revised draft of the Registration Statement.

AUSTIN     BEIJING     BRUSSELS     GEORGETOWN, DE     HONG KONG     LOS ANGELES     NEW YORK

PALO ALTO     SAN DIEGO     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, DC

Securities and Exchange Commission September 6, 2013 Page 2

General

1.	We note your response to comment 25 from our letter dated August 8, 2013. Please revise each of your monetization tables to also include “number of ad engagements per 1,000 timeline views” and “revenue per ad engagement” below the bar graphs. Ad engagement in this context should be those actions that result in revenue recognition. If a material portion of revenue is recognized on a fixed-fee basis that does not require any user engagement, that fact and its impact on the metrics should be disclosed. Trends in these metrics should be addressed, where necessary, throughout your disclosures.

The Company respectfully advises the Staff that the key metrics presented in the Registration Statement are those that its management focuses on in managing and evaluating the business and that the Company believes are material to an investor’s evaluation of the business. The Company has provided quantitative disclosure in the Registration Statement regarding monthly active users (“MAUs”), timeline views, timeline views per MAU and advertising revenue per 1,000 timeline views (“advertising revenue per timeline view”), and has provided percentage changes in ad engagements per timeline view and average cost per ad engagement for the six months ended June 30, 2012 and 2013. Further, the Company has provided qualitative information regarding the trends impacting its advertising revenue throughout “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” particularly in the subsection titled “—Factors Affecting Our Future Performance.” Collectively, this information presents a detailed and fulsome picture of the Company’s advertising business for investors, including how the Company generates advertising revenue and trends affecting that part of its business, and this information is consistent with the information that the Company’s management uses to manage and evaluate its business.

As disclosed in the Registration Statement, the Company’s management measures the overall monetization of its platform through advertising revenue per timeline view, which is impacted by a large number of variables, the combination of which ultimately impacts advertising revenue per timeline view. The Company believes that separately presenting the absolute “number of ad engagements per 1,000 timeline views” and “revenue per ad engagement” below the bar charts in the Registration Statement, in addition to the data already presented in and below such charts, would decrease the effectiveness of the Company’s presentation and risk obscuring material information regarding trends in the overall monetization of its platform by unduly focusing investors’ attention on two of its individual components. The Company has, however, presented percentage changes in these metrics in the context of its discussion of revenue in the periods for which the Company has such data in order to provide investors with a deeper level of understanding of the trends affecting the business previously discussed in the Registration Statement.

The Company also respectfully advises the Staff that disclosing the absolute “number of ad engagements per 1,000 timeline views” and “revenue per ad engagement” could impair its future negotiations with its advertisers and provide sensitive information to its competitors.

Securities and Exchange Commission September 6, 2013 Page 3

The Company respectfully advises the Staff that, in the three months ended June 30, 2013, less than 10% of its revenue was generated from its Promoted Trends product, which is the only Promoted Product for which revenue is recognized on a fixed-fee basis and does not require any user engagement. The Company does not believe that Promoted Trends will have a material impact on the metrics disclosed in the Registration Statement in the future.

Prospectus Summary, page 1

2.	Please disclose in a prominent manner that “[y]our advertisers only pay [you] when a user engages with their ad, such as when a user clicks on a link in a Promoted Tweet, expands a Promoted Tweet, replies to or favorites a Promoted Tweet, retweets a Promoted Tweet, follows a Promoted Account or follows the account that tweets a Promoted Tweet,” as discussed on page 99.

The Company respectfully advises the Staff that it has revised the disclosure on page 6 to address the Staff’s comment.

3.	Please consider disclosing trends in advertiser retention and post-ad user engagement behavior (e.g., user purchases).

The Company respectfully advises the Staff that its management does not focus on advertiser retention trends across Twitter’s advertising business, and the Company believes such information could be misleading to investors. The Company’s efforts to monetize its platform did not begin until 2010 and since that time it has focused on educating advertisers about the benefits of its products and services and has not specifically focused on advertiser retention across Twitter’s advertising business.

The Company’s advertising services are not offered on a subscription basis, and its advertising services are unique. Advertisers may choose to run advertising campaigns on Twitter for a short period of time (perhaps only a day) to support specific initiatives or products in the advertiser’s business. For example, a movie studio may choose to run a Promoted Tweet, Promoted Trend or a Promoted Account for a short period of time leading to the opening of a new movie, and may not run another campaign for a movie for several months or more. In addition, depending on their business, advertisers may choose to advertise on Twitter seasonally or only for a few months each year. For example, a retailer of children’s toys may only advertise using Promoted Products during November and December, and then cease advertising on Twitter until the next holiday season. It would be challenging to categorize such advertiser behavior in presenting advertiser retention trends.

In addition, it is difficult to track the Company’s advertiser base. Advertisers on the Company’s platform include large and small businesses, as well as their subsidiaries and divisions, along with advertising agencies that purchase advertising inventory for their customers. Understanding the interrelationships between advertisers and collating such information into a useful metric that could help in explaining advertiser retention trends would be very challenging, costly and time consuming. The Company has not expended the resources to track such information across its advertising business, and has historically conducted a limited analysis of advertiser interrelationships primarily to understand if there was any customer concentration risk in its advertising business (which there has not been).

Securities and Exchange Commission September 6, 2013 Page 4

As a result of the foregoing factors, advertiser retention trends would be difficult to track and disclosure about trends in advertiser retention would likely be misleading. The Company’s management instead focuses on advertising revenue, and other metrics related to its advertising business, such advertising revenue per timeline view, and changes from period to period in ad engagements per timeline view and average cost per ad engagement, to understand trends in its advertising business. The Company has disclosed trend information related to each of these metrics in the Registration Statement.

The Company respectfully advises the Staff that it does not track post-ad user engagement behavior and that advertisers on the Company’s platform do not generally provide the Company with the data necessary to track this information.

Our Value Proposition to Data Partners, page 6

4.	We note your response to comment 7. Please revise to clarify what “financial market-relevant” information means in the context of the example provided.

The Company respectfully advises the Staff that it has revised the disclosure on page 7 to address the Staff’s comment.

Risk Factors, page 15

Risks Related to Our Business and Our Industry, page 15

Action by governments to restrict access to our products and services or..., page 26

5.	Please expand your disclosure to discuss the “certain other countries” where Twitter has been intermittently blocked and why.

The Company respectfully advises the Staff that it has revised the disclosure on page 26 to address the Staff’s comment.

Our intellectual property rights are valuable, and any inability to protect them..., page 31

6.	We note your response to comment 14. Please file this exhibit, as it is appears to be a material agreement not in the ordinary course of the company’s business. Expand your discussion about the effects of this agreement. For example, discuss whether you can protect your intellectual property if the inventor leaves the company and uses the technology at a competitor. Additionally, please explain clause two of the agreement including the time period of 10 years and what kind of party is being referred to as “another.”

The Company respectfully advises the Staff that it has revised the disclosure on pages 33 and 110 and has filed the Innovator’s Patent Agreement (the “IPA”) as Exhibit 10.16 to address the Staff’s comment. The Company further advises the Staff that it selected a period of 10 years to determine whether an entity has used its patents for offensive purposes because the Company believes that such period is long enough to understand recent behavior of patent holders, and to limit the ability of patent holders that engage in offensive use of their patents from benefitting from the terms of the IPA. The 10-year time period is exactly half the duration of a typical patent.

Securities and Exchange Commission September 6, 2013 Page 5

7.	Clarify throughout your disclosure whether all of your patents are subject to the IPA. Your response indicates that all patents are covered. However, your disclosure on page 33 states “patents subject to the IPA” implying some patents may not be covered by this agreement.

The Company respectfully advises the Staff that it has revised the disclosure on pages 33 and 110 to address the Staff’s comment.

Industry Data and Company Metrics, page 48

8.	We note that in 2013 you suspended a “large amount” of accounts that were identified as spam accounts. You state that you are continually seeking to improve your ability to identify and eliminate spam accounts indicating that this is an on-going issue. To provide context for this problem, please revise to state the specific number of spam accounts that were suspended in 2013. Alternatively, explain to us why this information is not required.

The Company respectfully advises the Staff that it does not believe that disclosing the number of known spam accounts that have been suspended would provide any additional insight for investors into the number of potential spam accounts that may be included in the Company’s active user metrics at any time. The Company has recently conducted an internal review of a sample of accounts and believes that less than 5% of its MAUs may be spam accounts. The Company believes that quantifying the total number of MAUs that it believes may be spam accounts provides investors with the appropriate context to understand the active user metrics presented in the Registration Statement and the potential impact of spam on these metrics. The Company has revised the disclosure on pages 35, 36 and 48 to quantify the percentage of MAUs that it believes may be spam accounts.

9.	We note your response to comment 19 including that seven percent of all active users used applications that have the capability to automatically contact your servers for regular updates. Please revise to discuss whether this percentage is expected to increase and how it may be affected by trends in current mobile application and device technology.

The Company respectfully advises the Staff that it has revised the disclosure on page 48 to address the Staff’s comment.

Management’s Discussion and Analysis..., page 57

Overview, page 57

10.	We note your response to comment 21. Please explain why advertising revenue per timeline view on mobile applications is lower than your advertising revenue per timeline view on desktop applications and discuss the impact of the trend.

The Company respectfully advises the Staff that it has revised the disclosure on page 64 to address the Staff’s comment.

Securities and Exchange Commission September 6, 2013 Page 6

Factors Affecting Our Future Performance, page 61

11.	We note your response to comment 24. Tell us what geographic user location information you collect and how it affects advertising pricing of your various offerings and revenue. We note that real time location for all users is not available and that you do not have real-time location data for users that access Twitter through certain third-party applications. Further, you disclose that geography is a factor in auction rates for Promoted Trends and Promoted Accounts and for the Promoted Trends which are priced on a fixed-fee-per-day per geography basis.

The Company respectfully advises the Staff that it tracks the geographic location of a user at the time that the user initially registers for an account on Twitter based on the user’s IP address. The Company uses this information to assign a geographic location to a user for purposes of reporting the geographic location of its MAUs. The Company also tracks information regarding a user’s location based upon the user’s IP address or the location of the user’s mobile device at the time of engagement to the extent possible. In the event that real-time location information is not available, the Company estimates the user’s location based upon an aggregation of IP addresses from which the user has recently accessed Twitter. The Company uses this information to provide geographically-targeted advertising to the user. Generally, if a user’s current geographic location is not available or the Company is unable to assign a geographic location to a user at the time the user engages with Twitter based on recent data, the Company instead delivers advertising that is based on the geographic location of the user at the time that such user initially registered for an account on Twitter based on the user’s IP address. Because the Company allows advertisers to target their ads based upon the geographic location of a user, pricing for ads may vary based upon the geographic location of the user receiving the ad. At this time, the Company has not conclusively determined whether the lack of real-time geographic location information with respect to certain users positively or negatively impacts advertising pricing, but if the Company is not able to deliver relevant ads to such users because it does not have real-time geographic information available for them, then this decreases the likelihood that such users will click on the ads and reduces the advertising revenue to the Company from such ads.

12.	We note your revised disclosure regarding international monetization on page 64 and that you plan to invest to increase advertising revenue from international advertisers. Please expand your disclosure to discuss the specific steps that you plan on taking and the timeframe in which you plan to do so.

The Company respectfully advises the Staff that it has revised the disclosure on page 65 to address the Staff’s comment.

13.	We note your response to comment 30 and the amended disclosure. Please expand your disclosure to address the competitive challenges that continue to occur, such as industry consolidation, and the specific steps you will need to take to address them.

The Company respectfully advises the Staff that it has revised the disclosure on page 65 to address the Staff’s comment.

Securities and Exchange Commission September 6, 2013 Page 7

International Expansion, page 64

14.	Please clarify how U.S. – based advertisers advertising abroad affects advertising revenue per timeline for the U.S. versus international operations.

The Company respectfully advises the Staff that it has revised the disclosure on page 65 to address the Staff’s comment.

15.	We note your response to comment 23 and the second paragraph. Please revise to disclose the MAUs and monetization metrics for the most recent fiscal year and interim period for South Korea, Japan, and the European Union.

The Company respectfully advises the Staff that in response to comment 23 in the letter from the Staff dated August 8, 2013, the Company revised the disclosure on page 65 of the Registration Statement to discuss the specific challenges the Company is encountering in international markets in monetizing its products and services. The Company included examples of specific international markets, including South Korea, Japan and the European Union, where it faced the challenges described. Each country, including the United States, presents its own monetization challenges. The Company included the examples related to South Korea, Japan and the European Union only for illustrative purposes and not because it particularly focuses on monetization challenges in those countries or regions.

Results of Operations, page 68

16.	We note your response to comment 38. As previously requested, please expand the discussion to include an analysis of changes in advertising revenues from period to period based on changes in price and changes in volume. The fact that you did not track timeline views in 2010 and 2011 does not appear to preclude you from providing the disclosures required by Item 303(a)(3) of Regulation S-K.

The Company respectfully advises the Staff that it is unable to present an analysis of changes in advertising revenues from 2010 and 2011 based on changes in price and volume because the Company’s current records do not contain complete price and volume information for these periods. The Company supplementally advises the Staff that price and volume information for these periods was unintentionally deleted as a result of a technical error in its data preservation processes. The Company has implemented additional processes and procedures that are designed to prevent the loss of such data in the future.

Twitter Amplify, page 99

17.	We note your response to comment 47. Please revise your disclosure to clarify whether Twitter Amplify will use your existing Promoted Products platform, or whether it consists of a separate paid advertising method.

The Company respectfully advises the Staff that it has revised the disclosure on page 101 to address the Staff’s comment.

Securities and Exchange Commission September 6, 2013 Page 8

Opening Our Platform to Additional Advertisers, page 101

18.	We note your response to comment 49. Please revise your disclosure to discuss in greater detail how your self-serve advertising platform differs from your existing advertising platforms. Discuss how this is especially helpful to advertisers in the international context.

The Company respectfully advises the Staff that it has revised the disclosure on page 103 to address the Staff’s comment.

Financial Statements

Note 3 – Acquisitions, page F-18

19.	We note your response to comment 62. Please expand the disclosure to include a description of the methodology used to allocate purchase price to identifiable intangible assets, including developed technology.

The Company respectfully advises the Staff that it has revised the disclosure on page F-21 to address the Staff’s comment.

Note 12 – Common Stock and Stockholders’ Deficit, page F-35

20.	We note your response to comment 63 and the disclosure of the tender offer on page F39. We note that the share price of $16.09 was the same as the purchase price paid by Series G preferred shareholders. Please expand the disclosure to explain why this was considered to be a premium over the fair value of the Series A through F or common stock at that time.

The Company respectfully advises the Staff that it has revised the disclosure on page F-39 to address the Staff’s comment.

Notes 18 and 19 – Subsequent Events, page F-46

21.	Please tell us why you used the date of March 31, 2013 in Note 18.

The Company respectfully advises the Staff that it has revised the disclosure on page F-46 to reflect the subsequent period of January 1, 2013 to July 12, 2013.

Securities and Exchange Commission September 6, 2013 Page 9

22.	We note that from March 31, 2013 to July 12, 2013 you granted 6.3 million RSUs to employees and subsequent to July 12, 2013 you granted 27.1 million RSUs to employees. Please clarify the disclosure to include detailed disclosures similar to the disclosure included in Note 12 to quantify the unrecognized stock-based compensation expense for these grants. Also, please revise the disclosures related to RSUs throughout the document to include these grants through the date of the filing.

The Company respectfully advises the Staff that it has revised the disclosure on page F-46 to address the Staff’s comment relating to the unrecognized stock based compensation expenses for RSUs granted on or after January 1, 2013 and on or before July 12, 2013, as well as for RSUs granted subsequent to July 12, 2013. In addition, the Company has revised the disclosures related to RSUs and unrecognized stock-based compensation expense throughout the document to include the RSUs granted through the date hereof.

*****

Please direct any questions regarding the Company’s responses or the revised draft of the Registration Statement to me at (650) 565-3574 or rpavri@wsgr.com.

Sincerely,

WILSON SONSINI GOODRICH & ROSATI

Professional Corporation

/s/ Rezwan D. Pavri

Rezwan D. Pavri

cc:	Richard Costolo, Twitter, Inc.

Mike Gupta, Twitter, Inc. Vijaya Gadde, Twitter, Inc.

Sean Edgett, Twitter, Inc.

Steven E. Bochner, Wilson Sonsini Goodrich & Rosati, P.C.

Katharine A. Martin, Wilson Sonsini Goodrich & Rosati, P.C.

Alan F. Denenberg, Davis Polk & Wardwell LLP